Clean Earth Rovers, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Clean Earth Rovers, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 19, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	42,435	804
Total Current Assets	42,435	804
TOTAL ASSETS	42,435	804
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable to Related Parties	15,000	6,751
Other Current Liabilities	66	-
Total Current Liabilities	15,066	6,751
Long-term Liabilities		
Future Equity Obligations	100,000	-
Total Long-term Liabilities	100,000	-
TOTAL LIABILITIES	115,066	6,751
EQUITY		
Common Stock	43	43
Additional Paid in Capital	5,268	5,268
Accumulated Deficit	(77,941)	(11,258)
Total Equity	(72,631)	(5,947)
TOTAL LIABILITIES & EQUITY	42,435	804

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/21	-	-	-	3,043	3,043
Issuance of Common Stock	4,250,000	43	-	-	43
Additional Paid in Capital	-	-	5,268	-	5,268
Net Income (Loss)	-	-	-	(14,301)	(14,301)
Ending Balance 12/31/2021	4,250,000	43	5,268	(11,258)	(5,947)
Net Income (Loss)	-	-	-	(66,684)	(66,684)
Ending Balance 12/31/2022	4,250,000	43	5,268	(77,941)	(72,631)

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	1,187	498
General and Administrative	25,130	9,436
Research and Development	40,082	4,072
Rent and Lease	239	294
Total Operating Expenses	66,638	14,301
Operating Income (loss)	(66,638)	(14,301)
Other Expense		
Other	46	-
Total Other Expense	46	-
Earnings Before Income Taxes	(66,684)	(14,301)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(66,684)	(14,301)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(66,684)	(14,301)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable to Related Parties	8,249	6,751
Other	66	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	8,315	6,751
Net Cash provided by (used in) Operating Activities	(58,369)	(7,550)
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Issuance of Common Stock/Member contributions	-	5,311
Issuance of Future Equity Obligations	100,000	-
Net Cash provided by (used in) Financing Activities	100,000	5,311
Cash at the beginning of period	804	3,043
Net Cash increase (decrease) for period	41,631	(2,239)
Cash at end of period	42,435	804

Clean Earth Rovers, Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Clean Earth Rovers, Inc ("the Company") was formed in Delaware on June 24th, 2021. The Company plans to earn revenue using a DAAS model by building infrastructure for environmental data. We combine this data with predictive analytics for the deployment of autonomous response vessels. This is sold as a hardware purchase model to help municipalities and contractors better respond and manage pollution events. The Company's headquarters is in Cincinnati, Ohio. The Company's customers will be located in the United States and internationally.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

Although the Company is in its pre-revenue phase, once the Company begins to recognize revenue, it will do so from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	**Weighted Average Fair Value per Share**
Nonvested shares, January 1, 2021	4,250,000	$ 0
Granted	4,250,000	$ 0
Vested	4,250,000	$ 0
Forfeited	-	$ 0
Nonvested shares, December 31, 2021	-	$ 0
Granted	-	$ 0
Vested	-	$ 0
Forfeited	-	$ 0
Nonvested shares, December 31, 2022	-	$ 0

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	-	$ 0.001
Granted	-	$ 0.001
Exercised	-	$ 0.001
Expired/cancelled	-	
Total options outstanding, December 31, 2021	-	$ 0.001
Granted	257,500	$ 0.001
Exercised	-	$ 0.001
Expired/cancelled	-	
Total options outstanding, December 31, 2022	257,500	$ 0.001
Options exercisable, December 31, 2022	14,519	$ 0.001

The following is an analysis of nonvested options to purchase shares of the Company's stock:

	Nonvested Options	Aggregate Intrinsic Value
Nonvested options, January 1, 2021		
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2021	-	$ -
Granted	257,500	$ -
Vested	(14,519)	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2022	242,981	$ -

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that

is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company received legal services from related parties totaling $6,751 and $3,705 in 2021 and 2022, respectively, resulting an AP of $6,751 as of 12/31/21. The amounts were fully repaid as of 12/31/22.

The Company also entered into a non-interest bearing agreement with related parties in 2022 related to an accelerator program for $15,000, wherein the debt will be repaid as a percentage of revenue.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - The Company entered into its lone SAFE agreement (Simple Agreement for Future Equity) with a third party on July 7, 2022. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event. The agreement is subject to a post-money valuation cap. The valuation cap of the agreement is the lower of (i) $2,000,000, (ii) the Post-Money valuation raised to the power of 0.87 plus $200,000 if an equity financing occurs, or (iii) the liquidation event proceeds raised to the power of 0.87 plus $200,000 if a liquidity event occurs; such that in no event the Post-Money Valuation Cap be lower than $700,000.

NOTE 6 – EQUITY

The Company has authorized 5,000,000 of common shares with a par value of $0.00001 per share. 4,250,000 shares were issued and outstanding as of 2021 and 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has not yet issued preferred shares. Preferred shares will be issued when SAFE note holders convert their debt to equity at the first priced equity financing.

Voting: Preferred shareholders will have 1 vote for every common share they could own if converted.

Liquidation Preference and Conversion has yet to be established. This will be established at the first priced equity round where new money investors will lead the conversion preferences of existing SAFE holders.

In the event of any liquidation, dissolution or winding up of the Company, the holders of debt in the form of SAFE's will be liquidated at the valuation cap in association to the sale price of the company and all other shareholders, and unvested shares will be accelerated with the option to participate in the liquidation of shares.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 19, 2023, the date these financial statements were available to be issued.

The Company has been approved for a $40,000 line of credit with an annual interest rate equal to the Wall Street Journal Prime Rate plus 2.490%. The purpose of this LOC is to utilize it as a cashflow management tool to cover operating expenses while fulfilling contracts as of April 2023.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses and negative cashflows from operations for the years presented and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.